EXHIBIT 11

NORTH PITTSBURGH SYSTEMS, INC. AND SUBSIDIARIES

Statement of Computation of Earnings per Share
(Amounts in Thousands – Except Per Share Data)

	For the Three Months Ended March 31

	2003	2002

Net Earnings	$3,478	$3,246

Weighted average common shares outstanding	15,005	15,005

Basic and diluted earnings per share	$.23	$.22